UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Geeknet, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-28369	77-0399299
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

11216 Waples Mill Road, Suite 100
Fairfax, VA 22030
(Address of principal executive offices, including zip code)

Kirk L. Somers (877) 433-5638
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01    Conflict Minerals Disclosure and Report

(a)
Geeknet, Inc. (“Geeknet” or the “Company”) is the parent company of ThinkGeek, Inc., an online premier retailer for the global geek community, comprised of technology enthusiasts and general consumers of geek-themed, technology-oriented and popular culture goods. The Company evaluated its current products and determined that certain products we contract to manufacture may contain tin, tungsten, tantalum and/or gold (“3TG”) and that such 3TG may be necessary to the functionality or production of the products. Therefore we were required to conduct a reasonable country of origin inquiry (“RCOI”) regarding the origin of the 3TG in such products and whether or not the conflict minerals are from the Democratic Republic of the Congo (“DRC”) or an adjoining country.

(b)
Based on our RCOI, including a survey of our suppliers, Geeknet has concluded in good faith that certain of our products contracted to be manufactured during 2013 are “DRC conflict undeterminable.” In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934, Geeknet has filed this Specialized Disclosure Report (“Form SD”) and the associated Conflict Minerals Report, both of which are available on the Company's site at www.geek.net.

Item 1.02    Exhibit
Geeknet has included its Conflict Minerals Report as Exhibit 1.02 to this Form SD.

SECTION 2 - EXHIBITS
Item 2.01    Exhibits
Exhibit 1.02     Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GEEKNET, INC.
a Delaware corporation

By:	/s/ Kathryn K. McCarthy
Kathryn K. McCarthy
President, Chief Executive Officer

Date:  June 2, 2014